Sub-Item 77Q2

Nuveen New Jersey Dividend
Advantage Municipal Fund 2
333-71922
811-10551

Based on a review of the SEC Forms 3, 4 and 5 furnished to the Fund, the Fund believes that all
Section 16(a)
filing requirements applicable to the Fund's officers and directors, investment adviser and affiliated persons of the investment adviser were complied with, except that the initial affiliation reports on behalf of the adviser was filed late
(October 1, 2002).

ADVISER:

Nuveen Advisory Corp.